Registration No.  333-63693
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 312

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on November 25, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________

THE FIRST TRUST (REGISTERED TRADEMARK) CORPORATE INCOME TRUST
               (HIGH YIELD), INTERMEDIATE SERIES 15


FT 312 is a unit investment trust consisting of a portfolio of interest-bearing corporate debt obligations of domestic and foreign companies (the "Corporate Bonds," or the "Bonds"), including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit. The weighted average maturity of the Bonds in the Trust is 8.61 years.


The Objective of the Trust is to provide a high level of current income through investment in a fixed portfolio consisting primarily of domestic high-yield, high-risk corporate debt obligations issued after July 18, 1984. The Trust also contains high-yield, high-risk U.S. dollar denominated foreign corporate debt obligations, if interest thereon is U.S. source income. The objective of the Trust is dependent upon the continuing ability of the issuers and/or obligors to meet their respective obligations. There is, of course, no guarantee that the objective of the Trust will be achieved. See "What is The First Trust Corporate Income Trust (High Yield), Intermediate Series 15?" and "Portfolio."

A SIGNIFICANT PORTION OF THE AGGREGATE PRINCIPAL AMOUNT OF THE BONDS IN THE TRUST ARE LOWER RATED BONDS, COMMONLY KNOWN AS "JUNK BONDS," THAT ENTAIL GREATER RISKS, INCLUDING DEFAULT RISKS, THAN THOSE FOUND IN HIGHER RATED SECURITIES. A PORTION OF THE TRUST'S INVESTMENT IN JUNK BONDS MAY HAVE BEEN ISSUED BY FOREIGN ISSUERS WHICH CARRY THE ADDITIONAL RISKS OF UNTIMELY INTEREST AND PRINCIPAL PAYMENTS AND PRICE VOLATILITY THAN HIGHER RATED SECURITIES, AND MAY PRESENT PROBLEMS OF LIQUIDITY AND VALUATION. INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING. SEE "BOND PORTFOLIO SELECTION" AND "RISK FACTORS" ON PAGE 5.

Units of the Trust are not deposits of, or guaranteed by, any bank and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

Attention Foreign Investors: Your interest income from the Trust may be exempt from federal withholding taxes if you are not a United States citizen or resident and certain conditions are met. See "What is the Federal Tax Status of Unit Holders?"

Distributions to Unit holders may be reinvested as described under "Rights of Unit Holders-How Can Distributions to Unit Holders be
Reinvested?"

The Sponsor, although not obligated to do so, intends to maintain a market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of the Trust. In the absence of such a market, a Unit holder will nonetheless be able to dispose of the Units through redemption at prices based upon the bid prices of the underlying Bonds. See "Rights of Unit Holders-How May Units be Redeemed?"


The Sponsor may, from time to time during a period of up to approximately one year after the Initial Date of Deposit, deposit additional Bonds in the Trust. Such deposits of additional Bonds will, therefore, be done in such a manner that the original proportionate relationship amongst the individual issues of the Bonds shall be maintained. See "What is the FT Series?" and "Rights of Unit Holders-How May Bonds be Removed from the Trust?"


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is November 25, 1998

The Public Offering Price of the Units during the initial offering period is equal to the aggregate offering price of the Bonds in the portfolio divided by the number of Units outstanding, plus a sales charge equal to 4.5% of the Public Offering Price (4.712% of the aggregate offering price of the Bonds). Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. For sales charges in the secondary market, see "Public Offering." During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $100,000. The minimum purchase is $1,000 ($500 for Individual Retirement Accounts or other retirement plans).



Portfolio Supervisor's Annual Fee. In performing its duties as Portfolio Supervisor, First Trust Advisors L.P. may obtain research and other information from a variety of sources. Such information will consist of comments covering the financial condition and business prospects of the issuers and an analysis of the respective market sectors, including economic, tax, currency, political, regulatory and other similar risks. The Sponsor believes that the information will be beneficial in the present circumstances due to the complexity of the high-yield debt markets. First Trust Advisors L.P. will receive $.0050 per Unit for its supervisory services. THE SUPERVISORY FEE IS SET FORTH UNDER "SUMMARY OF ESSENTIAL INFORMATION" AND IS GREATER FOR THIS TRUST THAN FOR OTHER TRUSTS OF WHICH NIKE SECURITIES L.P. ACTS AS SPONSOR.



Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, loss of principal and/or interest due to changes in economic conditions, volatile interest rates, lack of liquidity and changing perceptions regarding junk bonds. Volatility in the market price of the Bonds also changes the value of the Units of the Trust. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for their Units. The Trust's portfolio is not managed and Bonds will not be sold regardless of market fluctuations, although certain Bonds may be sold under certain limited circumstances. See "Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                           of the Bonds-November 25, 1998


                 Sponsor:    Nike Securities L.P.
                 Trustee:    The Chase Manhattan Bank
               Evaluator:    Muller Data Corporation

General Information
Principal Amount of Bonds in the Trust                                                                        $500,000
Number of Units                                                                                                 50,000
Fractional Undivided Interest in the Trust per Unit                                                           1/50,000
Principal Amount (Par Value) of Bonds per Unit (1)                                                            $  10.00
Public Offering Price
     Aggregate Offering Price Evaluation of Bonds in the Portfolio                                            $495,250
     Aggregate Offering Price Evaluation per Unit                                                             $ 9.9050
     Sales Charge (2)                                                                                         $  .4667
     Public Offering Price per Unit (3)                                                                       $10.3717
Sponsor's Initial Repurchase Price per Unit (4)                                                               $ 9.9050
Redemption Price per Unit (4)                                                                                 $ 9.8550
Excess of Public Offering Price per Unit Over Redemption Price per Unit                                       $  .5167
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit                          $  .0500

First Settlement Date                           December 1, 1998
Mandatory Termination Date (5)                  August 29, 2008
Portfolio Supervisor's Annual Fee (6)           $.0050 per Unit
Evaluator's Fee                                 $25 per daily evaluation
Estimated Organizational
    and Offering Costs                          $.0215 per Unit (7)

  Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

____________

(1) Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge for the Trust, expressed as a percentage of the Public Offering Price per Unit and in parenthesis as a percentage of the Aggregate Offering Price Evaluation per Unit is 4.5% (4.712%).

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.

(4) The Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Trust may be terminated prior to the Mandatory Termination Date if the principal value thereof is less than 20% of the original principal amount of Bonds deposited in the Trust during the primary offering period.

(6) The Portfolio Supervisor's Annual Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative expenses, currently at a maximum annual rate of $.0019 per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing the Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statement of Net Assets."

           THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                       INTERMEDIATE SERIES 15

                                 FT 312

What is the FT Series?

The FT Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee, Muller Data Corporation as Evaluator and First Trust Advisors L.P., as Portfolio Supervisor. On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing corporate debt obligations of domestic and foreign companies (the "Corporate Bonds," or the "Bonds") including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. The Trustee thereafter credited the account of the Sponsor for Units of the Trust representing the entire ownership of the Trust which Units are being offered hereby.


The objective of the Trust is to provide a high level of current income through investment in a fixed portfolio consisting primarily of domestic high-yield, high-risk corporate debt obligations issued after July 18, 1984. The Trust also contains high-yield, high-risk U.S. dollar denominated foreign corporate debt obligations, if interest thereon is U.S. source income. A majority of the securities included in the Trust are commonly known as "junk bonds" which are subject to greater market fluctuations and potential risk of loss of income and principal than are investments in lower-yielding, higher-rated fixed-income securities. Historically, high-yield bond investors have received greater returns from their "high-yield" investments. For the period of January 1, 1988 through October 30, 1998, for instance, the return on high-yield corporate bonds averaged 10.92% annually. Compare that to investment-grade corporates at a 9.73% average annual return over the same period, and you can see why investors choose high-yield bonds for a portion of their investment portfolios. The above returns represent a comparison of the compounded average annual returns between the Lehman Brothers High Yield Corporate Bond Index and the Lehman Brothers Corporate Bond Index. An investment in the Trust should be made with the understanding that not only will the Trust's portfolio differ from that of the Lehman Brothers High Yield Corporate Bond Index, the Trust was not designed to correlate with these, or any other indexes, nor are Unit prices expected to correlate with these or any other indexes. The securities included in this Trust should be viewed as speculative and an investor should review his or her ability to assume the risks associated with speculative corporate bonds. The payment of income is dependent upon the continuing ability of the issuers and/or obligors to meet their respective obligations. THERE IS, OF COURSE, NO GUARANTEE THAT THE TRUST'S OBJECTIVE WILL BE ACHIEVED. See "Risk Factors."


With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Bonds in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Bonds will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Bonds deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?" Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in the Trust.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Bonds deposited in the Trust as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Bonds in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Bonds by the Sponsor, the aggregate value of the Bonds in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

Bond Portfolio Selection

The Sponsor of the Trust considered the following factors, among others, in selecting the Bonds for the Trust's Portfolio: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unit holders of the Trust; (e) whether the Bonds were issued after July 18, 1984; and (f) the stated maturity of the Bonds.


As of the Initial Date of Deposit, all of the Bonds in the Trust were rated "B-" or better by Moody's Investors Service, Inc., ("Moody's"), Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") or Fitch, IBCA, Inc. ("Fitch"). See "Description of Bond Ratings" and "Portfolio." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. The Trust follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. The Trust may retain an issuer's bonds despite adverse financial developments.


Risk Factors

High-Yield Obligations. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high-yield, high-risk," fixed-rate, domestic and foreign corporate debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. Securities such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

"High-yield" or "junk" bonds, the generic names for corporate bonds rated below BBB by Standard & Poor's or Fitch, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield bonds is very specialized and investors in it have been predominantly financial institutions. High-yield bonds are generally not listed on a national securities exchange. Trading of high-yield bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. Not all dealers maintain markets in all high-yield bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high-yield bonds than it is for investment grade bonds. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation (see "Other Information-How May the Indenture be Amended or Terminated?").

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Bond is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the Bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by the Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk bonds are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than BBB by Standard & Poor's or Fitch, or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Description of Bond Ratings" for a description of speculative ratings issued by Standard & Poor's, Moody's or Fitch.

Foreign Issuers. A portion of the Bonds in the Trust are invested in securities of foreign issuers. It is appropriate for investors in the Trust to consider certain investment risks that distinguish investments in Bonds of foreign issuers from those of domestic issuers. Those investment risks include future political and economic developments, the possible imposition of withholding taxes on interest income payable on the Bonds held in the Portfolio, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions (including expropriation, burdensome or confiscatory taxation and moratoriums) which might adversely affect the payment or receipt of payment of amounts due on the Bonds. Investors should realize that, although the Trust invests in U.S. dollar denominated investments, the foreign issuers which operate internationally are subject to currency risks. The value of Bonds can be adversely affected by political or social instability and unfavorable diplomatic or other negative developments. In addition, because many foreign issuers are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information about the foreign issuer than a U.S. domestic issuer. Foreign issuers also are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Liquidity. The Bonds in the Trust may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Most of the Bonds will not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. The Trust may also contain non-exempt Bonds in registered form which have been purchased on a private placement basis. Sales of these Bonds may not be practicable outside the United States, but can generally be made to U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

Exchange Controls. On the basis of the best information available to the Sponsor at the present time none of the Bonds are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of amounts due on the Bonds. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Bonds in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Jurisdiction Over, and U.S. Judgments Concerning, Foreign Obligors. Non-U.S. issuers of the Bonds will generally not have submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Bonds. If the Trust contains Bonds of such an issuer, the Trust as a holder of those obligations may not be able to assert its rights in U.S. courts under the documents pursuant to which the Bonds are issued. Even if the Trust obtains a U.S. judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars would be determined with reference to the due date or the date the judgment is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of U.S. courts.

General. The Trust may consist of Bonds which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the Bonds and the value of the underlying Trust portfolio being reduced. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?"

Certain of the Bonds in the Trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in the Trust may be original issue discount bonds or zero coupon bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "What is the Federal Tax Status of Unit Holders?" The current value of an original discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity. The effect of owning deep discount zero coupon bonds which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon bonds are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the Bonds in the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such Bonds are eligible for redemption. See "Rights of Unit Holders-How May Bonds be Removed from the Trust?" and "Other Information-How May the Indenture be Amended or Terminated?"

Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. Certain of the Bonds contained in the Trust may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trust. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the Bonds have an offering side valuation which represents a premium over par or for original issue discount bonds a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

The contracts to purchase Bonds delivered to the Trustee represent obligations by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trust. Contracts are typically settled and the Bonds delivered within a few business days subsequent to the Initial Date of Deposit. The percentage of the aggregate principal amount of the Bonds of the Trust relating to "when, as and if issued" Bonds or other Bonds with delivery dates after the date of settlement for a purchase made on the Initial Date of Deposit, if any, is indicated in the section for the Trust entitled "Portfolio." Interest on "when, as and if issued" and delayed delivery Bonds begins accruing to the benefit of Unit holders on their dates of delivery. Because "when, as and if issued" Bonds have not yet been issued, as of the Initial Date of Deposit the Trust is subject to the risk that the issuers thereof might decide not to proceed with the offering of such Bonds or that the delivery of such Bonds or the delayed delivery Bonds may be delayed. If such Bonds, or replacement bonds described below, are not acquired by the Trust or if their delivery is delayed, the Estimated Long-Term Return and the Estimated Current Return (if applicable) shown in "Special Trust Information" may be reduced.

In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified bonds ("New Bonds") to make up the original corpus of the Trust. The New Bonds must be purchased within twenty days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The New Bonds (i) must satisfy the criteria previously described for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least seven years, but not exceeding the maturity date of the Failed Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds. Whenever a New Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the New Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the New Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire New Bonds in the event of a failed contract, the Sponsor shall refund the sales charge attributable to such failed contract to all Unit holders of the Trust, and the principal and accrued interest (at the coupon rate of the relevant Bond to the date the Sponsor is notified of the failure) attributable to such failed contract shall be distributed not more than thirty days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unit holders of the Trust. Unit holders should be aware that at the time of the receipt of such refunded principal they may not be able to reinvest such principal in other securities at a yield equal to or in excess of the yield which such principal would have earned to Unit holders had the Failed Bond been delivered to the Trust. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his or her Units will be paid by the Sponsor.


Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.



The Year 2000 Problem is expected to impact corporations, which may include issuers of the Bonds contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Bonds contained in the Trust.


To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. Such litigation may affect the validity of such Bonds. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

What are Estimated Long-Term Return and Estimated Current Return?


At the opening of business on the Initial Date of Deposit, the Estimated Current Return and the Estimated Long-Term Return are as set forth in "Special Trust Information." Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Any change in either the Estimated Net Annual Interest Income per Unit or the Public Offering Price will result in a change in the Estimated Current Return. The Public Offering Price will vary in accordance with fluctuations in the prices of the underlying Bonds and the Net Annual Interest Income per Unit will change as Bonds are redeemed, paid, sold or exchanged in certain refundings or as the expenses of the Trust change. Therefore, there is no assurance that the Estimated Current Return indicated in "Special Trust Information" will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration and determines and factors in the relative weightings of the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust; and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the Estimated Long-Term Return indicated in "Special Trust Information" will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Initial Date of

Deposit. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in the distributions to Unit holders.



Record Dates for the distribution of interest under the semi-annual distribution plan are the fifteenth day of June and December with the Distribution Dates being the last day of the month in which the related Record Date occurs. It is anticipated that an amount equal to approximately one-half of the amount of net annual interest income per Unit will be distributed on or shortly after each Distribution Date to Unit holders of record on the preceding Record Date. See "Special Trust Information."


Record Dates for monthly distributions of interest are the fifteenth day of each month. The Distribution Dates for distributions of interest under the monthly plan is the last day of each month in which the related Record Date occurs. All Unit holders will receive the first distribution of interest regardless of the plan of distribution chosen and all Unit holders will receive such distributions, if any, from the Principal Account as are made as of the Record Dates for monthly distributions.

How is Accrued Interest Treated?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unit holders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unit holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unit Holders-How are Interest and Principal Distributed?"

Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells or redeems all or a portion of his or her Units, he or she will be entitled to receive his or her proportionate share of the accrued interest from the purchaser of his or her Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unit holders and since such Account is non-interest-bearing to Unit holders, the Trustee benefits thereby.

Are Unit Holders Compensated for Foreign Withholding Tax Risks?

Certain of the Bonds are subject to non-U.S. ("foreign") withholding taxes. Certain issuers of Bonds which are subject to foreign withholding taxes have generally agreed, subject to certain exceptions, to make additional payments ("Additional Payments") which together with other payments are intended to compensate the holder of the Bond for the imposition of certain withholding taxes. However, both the calculation of the Additional Payment and whether the Additional Payment compensates the holder of the Bond for any related penalties, interest or other charges imposed in connection with any applicable foreign withholding taxes are likely to differ from Bond to Bond. Moreover, the Additional Payment is itself treated as taxable income to Unit holders for U.S. income tax purposes. The Additional Payment may not be based upon a "gross-up" formula which would otherwise compensate an investor for the tax liability triggered by the receipt of the Additional Payment. For any of these reasons, an investor may not be adequately compensated for the actual foreign withholding tax liabilities incurred. If the Trust obtains a certificate from an issuer evidencing payment of foreign withholding taxes with respect to a Bond, the Trust will so notify Unit holders. A Unit holder is required to include in his or her gross income the entire amount of interest paid on his or her pro rata portion of the Bond including the amount of tax withheld therefrom and the amount of any Additional Payment. However, if the foreign tax withheld constitutes an income tax for which U.S. foreign tax credits may be taken, the Unit holder may be able to obtain applicable foreign tax credits (subject to statutory limitations) or deductions. (See "What is the Federal Tax Status of Unit Holders?")

What is the Federal Tax Status of Unit Holders?

For purposes of the following discussion and opinion, it is assumed that interest on the Bonds is included in gross income for Federal income tax purposes and that the Bonds are debt for Federal income tax purposes.

In the opinion of Chapman and Cutler, Counsel for the Sponsor, under existing law:

(1) Each Trust is not an association taxable as a corporation for Federal income tax purposes.

(2) Each Unit holder of a Trust is considered to be the owner of a pro rata portion of each of the Trust assets under subpart E, subchapter J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "Code"). Each Unit holder will be considered to have received his or her or her pro rata share of income derived from each Trust asset when such income is considered to be received by a Trust. Each Unit holder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his or her or her interest in any Bonds held by a Trust at the same time and in the same manner as though the Unit holder were the direct owner of such interest.

(3) Each Unit holder will have a taxable event when a Bond is disposed of whether by sale, liquidation, redemption, or payment at maturity or otherwise, or when the Unit holder redeems or sells his or her Units. The Unit holder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all of the assets of a Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of a Trust's assets according to value as of the valuation date nearest the date of acquisition of the Units. Unit holders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unit holders pay for their Units to the extent that such interest accrued on such Bonds before the date a Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unit holders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unit holder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unit holder's pro rata share of the total proceeds from such disposition with his or her basis for his or her fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unit holder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unit holder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to or less than his or her original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder will be required to include in gross income for each taxable year the sum of his or her daily portions of original issue discount as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year, unless the original issue discount on a Bond is less than a "de minimis" amount as determined under Treasury

Regulations. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unit holders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unit holders may be required to treat some or all of the expenses paid by a Trust as miscellaneous itemized deductions subject to this limitation.

If a Unit holder's tax basis of his or her pro rata portion in any Bonds held by a Trust exceeds the amount payable by the issuer of the Bonds with respect to such pro rata interest upon maturity of the Bond, such excess would be considered premium which may be amortized by the Unit holder at the Unit holder's election as provided in Section 171 of the Code. Unit holders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

Certain of the Bonds in a Trust may have been acquired with "original issue discount." In the case of any Bonds in a Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unit holders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unit holders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Bond by a Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unit holder if the tax basis of his or her pro rata portion of a Bond issued with original issue discount exceeds his or her pro rata portion of its adjusted issue price. Unit holders should also consult their tax advisers regarding these special rules.

It is possible that a Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g., dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

If a Unit holder's tax basis in his or her pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unit holder elects to calculate accrued market discount under a constant yield method. Unit holders should consult their tax advisers as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unit holders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by a Trust, and on the sale by a Unit holder of Units, unless a Unit holder elects to include the accrued market discount in taxable income as such discount accrues. If a Unit holder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expenses incurred by the Unit holder which is incurred to purchase or carry his or her Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unit holders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unit holder with respect to his or her interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unit holder elects to include market discount, if any, on the Bonds held by a Trust in income as it accrues) thereon properly included in the Unit holder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unit holder has properly elected to amortize under Section 171 of the Code. A Unit holder's tax basis in his or her Units will equal his or her tax basis in his or her pro rata portion of all of the assets of a Trust.

A Unit holder will recognize taxable capital gain (or loss) when all or part of his or her pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his or her tax basis therefor. As previously discussed, gain realized on the disposition of the interest of a Unit holder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unit holder realizing taxable gain when his or her Units are redeemed for an amount equal to or less than his or her original cost. If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all Trust assets including his or her pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unit holder to include market discount in income as it accrues) as previously discussed.

The 1997 Tax Act treats certain transactions designed to eliminate or reduce risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forwards contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisers with regard to any such constructive sales rules and the effect of the 1997 Tax Act on their investment in a Unit.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

A Unit holder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his or her pro rata interest in any Bond or the sale of his or her Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), and the Bond is issued after July 18, 1984 then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond,
(iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her or her taxable year and (iv) the foreign investor provides all certification which may be required of his or her status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

It should be noted that payments to a Trust of interest on the Bonds of foreign companies may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by a Trust. Any interest withheld as a result thereof may nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. In addition, the Bonds may provide for Additional Payments to investors intended to compensate them for any foreign tax liability. (See "Are Unit Holders Compensated for Foreign Withholding Tax Risks?") Any such Additional Payments received by a Trust would constitute taxable income to Unit holders. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

It should be noted that the 1993 Tax Act included a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Each Unit holder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unit holder's taxpayer identification number to the trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder including amounts received upon the redemption of the Units will be subject to back-up withholding.

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to United States Federal and New York State and City income taxes; Unit holders may be subject to foreign, state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unit holders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

Are Investments in the Trust Eligible for Retirement Plans?

Units of the Trust are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trust, for which the Sponsor may be reimbursed in the amount set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.


First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee as set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding during the period for which the compensation is paid. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trust.

The Evaluator will receive an evaluation fee as set forth in "Summary of Essential Information." The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust a fee as indicated in "Special
Trust Information" for the Trust. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders." The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in the Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."



The Trustee's and above described fees are payable monthly on or before each Distribution Date from the Interest Account of the Trust to the extent funds are available and then from the Principal Account of the Trust. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Because the above fees (except for the Evaluator's fee) are generally based on the largest aggregate number of Units of the Trust outstanding during a calendar year, the per Unit amounts set forth under "Summary of Essential Information" and "Special Trust Information" will be higher during any year in which redemptions of Units occur.


Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services and supervisory services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by the Trust: all expenses (including legal and annual auditing expenses) of the Trustee incurred by or in connection with its responsibilities under the Indenture, except in the event of negligence, bad faith or willful misconduct on its part; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Bonds or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); and expenditures incurred in contacting Unit holders upon termination of the Trust. The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds of the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Interest and Principal Accounts of the Trust.


Unless the Sponsor determines that such an audit is not required, the Indenture requires the accounts of the Trust shall be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for Units, the Sponsor shall bear the cost of such annual audits to the extent such cost exceeds $0.005 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements from the Trustee upon request.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds in the Trust a sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested). Also added to the Public Offering Price is a proportionate share of interest accrued but unpaid on the Bonds after the First Settlement Date to the date of settlement. See "How Is Accrued Interest Treated?" In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust, including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of the Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.


During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate offering price of the Bonds in the Trust, plus or minus cash, if any, in the Interest and Principal Accounts, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of the Trust outstanding.

The minimum purchase of the Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

Total Dollar Amount                    Discount
of Transaction*                        per Unit
___________________                    ________
$  100,000 to $499,999                 0.25%
$  500,000 to $999,999                 0.50%
$1,000,000 or more                     0.75%

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer or other selling agent. This reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one broker/dealer or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust or single fiduciary account. In addition, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor may purchase Units of the Trust during the initial and secondary offering periods at the Public Offering Price less the concession the Sponsor typically allows broker/dealers.

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"


The Public Offering Price of Units of the Trust for secondary market purchases will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds in the Trust the appropriate sales charge determined in accordance with the schedule set forth below, based upon the number of years remaining to the maturity of each Bond in the portfolio of the Trust, adjusting the total to reflect the amount of any cash held in or advanced to the principal account of the Trust and dividing the result by the number of Units of the Trust then outstanding. The maximum sales charge on Units will be 5.0% of the Public Offering Price (equivalent to 5.263% of the net amount invested). For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature.


The effect of this method of sales charge computation will be that different sales charge rates will be applied to each of the various Bonds in the Trust based upon the maturities of such bonds, in accordance with the following schedule:

                                       Secondary Offering Period
                                           Sales Charge
                                       _________________________
                                       Percentage           Percentage
                                       of Public            of Net
                                       Offering             Amount
Years to Maturity                      Price                Invested
_________________                      __________           __________
Less than 1                            1.00%                1.010%
1 but less than 2                      1.50                 1.523
2 but less than 3                      2.00                 2.041
3 but less than 4                      2.50                 2.564
4 but less than 5                      3.00                 3.093
5 but less than 6                      3.50                 3.627
6 but less than 7                      4.00                 4.167
7 but less than 8                      4.50                 4.712
8 or more                              5.00                 5.263

There will be no reduction of the sales charges for volume purchases for secondary market transactions.

Had Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Bonds and fluctuations in the amount of interest accrued but unpaid on Bonds in the Trust.

The aggregate price of the Bonds in the Trust is determined by the Evaluator on the basis of bid prices or offering prices as is appropriate, (1) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust; (2) if such prices are not available for any of the Bonds, on the basis of current market prices for comparable bonds; (3) by determining the value of the Bonds by appraisal; or (4) by any combination of the above.

During the initial public offering period, a determination of the aggregate price of the Bonds in the Trust is made by the Evaluator on an offering price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales made subsequent to the last preceding determination. For secondary market purposes, the Evaluator will be requested to make such a determination, on a bid price basis, as of the close of trading on the New York Stock Exchange on each day on which it is open, effective for all sales, purchases or redemptions made subsequent to the last preceding determination. The offering price of Bonds in the Trust may be expected to be greater than the bid price of such Bonds by approximately 1-3% of the aggregate principal amount of such Bonds.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units Be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units will be offered to the public at the Public Offering Price, computed as described above, by the Sponsor and through broker/dealers and others. The initial offering period may be up to approximately 360 days. During this period, the Sponsor may deposit additional Bonds in the Trust and create additional Units. Upon completion of the initial offering period, Units repurchased in the secondary market (see "Public Offering-Will There Be a Secondary Market?") may be offered by this Prospectus at the secondary market Public Offering Price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to broker/dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 70% of the then current maximum sales charge for secondary market sales). Broker/dealers or other selling agents who purchase Units of the Trust on the Initial Date of Deposit or who purchase at least $250,000 on any day thereafter, or who purchased at least
$100,000 on the Initial Date of Deposit or $250,000 on any day thereafter of The First Special Situations Trust, Series 125, 137 or 169 or FT 213 will receive a volume concession or agency commission of 3.5% of the Public Offering Price per Unit of the Trust.


The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.

From time to time the Sponsor may implement programs under which broker/dealers and other selling agents of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of broker/dealers and other selling agents may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker/dealer or other selling agent that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying broker/dealers and other selling agents for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

A comparison of estimated current returns and estimated long-term returns with the returns on various investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on investments such as U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

What are the Sponsor's Profits?


The Sponsor of the Trust will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units of the Trust (equivalent to 4.712% of the net amount invested), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to broker/dealers and others. In addition, the Sponsor may be considered to have realized a profit or the Sponsor may be considered to have sustained a loss, as the case may be for the Trust, in the amount of any difference between the cost of the Bonds to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Bonds of the Trust on the Initial Date of Deposit as well as subsequent dates of deposit) and the cost of such Bonds to the Sponsor. See Note 1 of "Notes to Portfolio." Such profits or losses may be realized or sustained by the Sponsor with respect to Bonds which were acquired by the Sponsor from underwriting syndicates of which it was a member. During the initial offering period, the Sponsor also may realize profits or sustain losses from the sale of Units to broker/dealers or as a result of fluctuations after the Initial Date of Deposit or subsequent dates of deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Sponsor.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge of 5.0%) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously to offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Bonds in the portfolio of the Trust plus interest accrued to the date of settlement. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator, the other expenses of the Trust and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How are Certificates Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated (i.e., book-entry) form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are not such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Interest and Principal Distributed?

Interest from the Trust after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unit holder of record as of the First Settlement Date (see "How is Accrued Interest Treated?") will be distributed on or shortly after the last day of each month on a pro rata basis to Unit holders of record as of the preceding Record Date who are entitled to distributions at that time under the plan of distribution chosen. All distributions for the Trust will be net of applicable expenses for the Trust.

The pro rata share of cash in the Principal Account of the Trust will be computed as of the fifteenth day of each month, and distributions to the Unit holders of the Trust as of such Record Date will be made on or shortly after the last day of each month. Proceeds from the disposition of any of the Bonds of the Trust received after such Record Date and prior to the following Distribution Date will be held in the Principal Account of the Trust and not distributed until the next Distribution Date. The Trustee is not required to make a distribution from the Principal Account of the Trust unless the amount available for distribution shall equal at least $.01 per Unit.

The Trustee will credit to the Interest Account of the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest. Other receipts will be credited to the Principal Account of the Trust. The distribution to the Unit holders of the Trust as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the holder's pro rata share of the estimated annual income of the Trust after deducting estimated expenses. Except through an advancement of its own funds, the Trustee has no cash for distribution to Unit holders until it receives interest payments on the Bonds in the Trust. The Trustee shall be reimbursed, without interest, for any advances from funds in the Interest Account of the Trust on the ensuing Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after the purchase under the applicable plan of distribution. The Trustee is not required to pay interest on funds held in the Principal or Interest Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds).

As of the fifteenth day of each month, the Trustee will deduct from the Interest Account of the Trust and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account of the Trust such amounts as may be necessary to cover redemption of Units of the Trust by the Trustee.

PURCHASERS OF UNITS WHO DESIRE TO RECEIVE DISTRIBUTIONS ON A SEMI-ANNUAL BASIS MAY ELECT TO DO SO AT THE TIME OF PURCHASE DURING THE INITIAL PUBLIC OFFERING PERIOD. THOSE NOT SO INDICATING WILL BE DEEMED TO HAVE CHOSEN THE MONTHLY DISTRIBUTION PLAN. However, all Unit holders purchasing Units during the initial public offering period and prior to the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the fifteenth day of each month and Record Dates for semi-annual distributions will be the fifteenth day of June and December. Distributions will be made on the last day of the month of the respective Record Date.

The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each year, approximately six weeks prior to the end of May, the Trustee will furnish each Unit holder a card to be returned to the Trustee not more than thirty nor less than ten days before the end of such month. Unit holders desiring to change the plan of distribution in which they are participating may so indicate on the card and return same, together with their certificate, to the Trustee. If the card and certificate are returned to the Trustee, the change will become effective as of June 16 of that year. If the card and certificate are not returned to the Trustee, the Unit holder will be deemed to have elected to continue with the same plan for the following twelve months.

How Can Distributions to Unit Holders be Reinvested?

Universal Distribution Option. Unit holders may elect participation in a Universal Distribution Option which permits a Unit holder to direct the Trustee to distribute principal and interest payments to any other investment vehicle of which the Unit holder has an EXISTING account. For example, at a Unit holder's direction, the Trustee would distribute automatically on the applicable distribution date interest income, capital gains or principal on the participant's Units to, among other investment vehicles, a Unit holder's checking, bank savings, money market, insurance, reinvestment or any other account. All such distributions, of course, are subject to the minimum investment and sales charges, if any, of the particular investment vehicle to which distributions are directed. The Trustee will notify the participant of each distribution pursuant to the Universal Distribution Option. The Trustee will distribute directly to the Unit holder any distributions which are not accepted by the specified investment vehicle. A participant may at any time, by so notifying the Trustee in writing, elect to terminate his or her participation in the Universal Distribution Option and receive directly future distributions on his or her Units.

What Reports Will Unit Holders Receive?

The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement as to (1) the Interest Account: interest received by the Trust (including amounts representing interest received upon any disposition of Bonds of the Trust), deductions for payment of applicable taxes and for fees and expenses of the Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) the Principal Account: the dates of disposition of any Bonds of the Trust and the net proceeds received therefrom (excluding any portion representing interest and the premium attributable to the exercise of the right, if applicable, to obtain Permanent Insurance), deduction for payment of applicable taxes and for fees and expenses of the Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) the Bonds held and the number of Units of the Trust outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) the amounts actually distributed during such calendar year from the Interest Account and from the Principal Account of the Trust, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Bonds in their Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

Accrued interest to the settlement date paid on redemption shall be withdrawn from the Interest Account of the Trust or, if the balance therein is insufficient, from the Principal Account of the Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account of the Trust.

The Redemption Price per Unit during the secondary market will be determined on the basis of the bid price of the Bonds in the Trust as of the close of trading on the New York Stock Exchange on the date any such determination is made. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected,
(2) the value of the Bonds in the Trust based on the bid prices of the Bonds, and (3) accrued interest on the bonds, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation then being made. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) on the basis of bid prices for bonds comparable to any Bonds for which bid prices are not available, (3) by determining the value of the Bonds by appraisal, or
(4) by any combination of the above. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information."

The difference between the bid and offering prices of such Bonds may be expected to average 1-3% of the principal amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1% and, in the case of inactively traded bonds, such difference usually will not exceed 4%. Therefore, the price at which Units may be redeemed could be less than the price paid by the Unit holder. At the opening of business on the Initial Date of Deposit, the aggregate current offering price of such Bonds per Unit exceeded the Redemption Price per Unit (based upon current bid prices of such Bonds) by the amount indicated in the "Summary of Essential Information."

The Trustee is empowered to sell underlying Bonds in the Trust in order to make funds available for redemption. To the extent that Bonds are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the next succeeding business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Bonds be Removed from the Trust?


The Trustee, in its sole discretion, is empowered to sell underlying Bonds of the Trust in order to make funds available for the redemption of Units or to provide for the payment of expenses of the Trust for which funds are not available. The Depositor shall maintain with the Trustee a current list of Bonds held in the Trust designated to be sold for such purposes. As described in the following paragraph, the Trustee may also sell Bonds in the Trust which are in default in the payment of principal or interest or in significant risk of such default where, in the Sponsor's opinion, such sale is in the best interests of Unit holders or no other alternative exists. In addition, at the Sponsor's request, the Trustee shall sell Bonds of the Trust if factors arise which, in the Sponsor's opinion, adversely affect the tax or exchange control status of the Bonds. See "Rights of Unit Holders-How
May Units be Redeemed?" The Trustee may from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Bonds from the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor, within thirty days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within thirty days after notification by the Trustee to the Sponsor of such default, the Trustee may, in its discretion, sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.


The Sponsor shall instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the written opinion of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future. Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions in the Indenture to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder of the Trust, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this paragraph and under "Risk Factors" for Failed Bonds, the acquisition by the Trust of any securities other than the Bonds initially deposited is prohibited.


            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust, and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $20 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to any broker/dealers. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the portfolio or the Insurance Policy. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is Muller Data Corporation, 395 Hudson Street, New York, New York 10014. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee), provided that the Indenture is not amended to increase the number of Units of the Trust issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding securities for Bonds or New Bonds for Failed Bonds. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.


The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Trust, as shown by any evaluation, is less than 20% of the aggregate principal amount of the Bonds initially deposited in the Trust during the initial offering period or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the underwriters, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the underwriters, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond August 29, 2008. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder of the Trust (including the Sponsor if it then holds any Units), upon surrender for cancellation of his or her Certificate for Units, his or her pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust, all as provided in the Indenture.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, will act as counsel for the Trustee and as special counsel for the Trust for New York tax matters.

Experts

The statement of net assets, including the portfolio, of the Trust on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     Corporate Income Trust (High Yield),
                                                   Intermediate Series 15

Special Trust Information
                                                                                      Monthly             Semi-Annually
                                                                                      _______             _____________
Calculation of Estimated Net Annual Unit Income
        Estimated Annual Interest Income per Unit                                     $    .8720          $    .8720
        Less: Estimated Annual Expense per Unit                                       $    .0360          $    .0310
        Estimated Net Annual Interest Income per Unit                                 $    .8360          $    .8410
Calculation of Interest Distribution per Unit
        Estimated Net Annual Interest Income per Unit                                 $    .8360          $    .8410
        Divided by 12 and 2, respectively                                             $    .0696          $    .4205
Estimated Daily Rate of Net Interest Accrual per Unit                                 $.00232222          $.00233611
Estimated Current Return Based on Public Offering Price (1)                                 8.06%               8.11%
Estimated Long-Term Return Based on Public Offering Price (1)                               7.78%               7.83%
CUSIP                                                                                 30264S 551          30264S 569
Security Code                                                                              56183               56184


Trustee's Annual Fee    $.0173 and $.0128 per Unit, exclusive of expenses
                        of the Trust, for those portions of the Trust under
                        the monthly and semi-annual plans, respectively,
                        commencing November 25, 1998.

Distributions

First distribution of $.0325 and $.0327 per Unit under the monthly and semi-annual distribution plans, respectively, will be paid on December
31, 1998 to Unit holders of record on December 15, 1998.

Regular monthly distributions of $.0696 per Unit will begin on January
31, 1999 to monthly Unit holders of record on January 15, 1999.

Regular semi-annual distributions of $.4205 per Unit will begin on June
30, 1999 to semi-annual Unit holders of record on June 15, 1999.


_________________

(1) The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee, the Portfolio Supervisor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of the market values, yields (which take into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust; and (2) takes into account a compounding factor and the expenses and sales charge associated with each Unit of the Trust. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return indicated above will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price. Neither rate reflects the true return to Unit holders, which is lower, because neither includes the effect of certain delays in distributions to Unit holders. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Sponsor at no charge.

What is The First Trust Corporate Income Trust (High Yield),
Intermediate Series 15?


The First Trust Corporate Income Trust (High Yield), Intermediate Series
15 consists of 12 obligations. Two obligations representing 20% of the aggregate principal amount of the Bonds in the Trust consist of foreign Corporate Bonds. Ten obligations representing 80% of the aggregate principal amount of the Bonds in the Trust consist of domestic Corporate Bonds. Fifty percent of the aggregate principal amount of the Bonds in the Trust were purchased at a premium over par value. Fifty-five percent of the Bonds are subject to optional call or redemption provisions within five years from the Initial Date of Deposit. See "Notes to Portfolio" for additional information on redemption provisions. Thirty percent, thirty percent and forty percent of the aggregate principal amount of the Bonds in the Trust will mature in 2006, 2007 and 2008, respectively. See "What is the FT Series?"



Number                                                     Portfolio
of Issues           Country of Issuer                      Percentage
_________           _________________                      __________
10                  United States of America               80%
2                   Mexico                                 20%

                                                                Portfolio

                     THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                                                   INTERMEDIATE SERIES 15
                                                                   FT 312
                                        At the Opening of Business on the
                   Initial Date of Deposit of the Bonds-November 25, 1998


Aggregate       Issue and County of Issuer Represented by                                 Redemption          Cost to
Principal       Sponsor's Contracts to Purchase Bonds (1)                     Rating (2)  Provisions (3)      the Trust
__________      _________________________________________                     _________   ______________      _________
$ 25,000        Adelphia Communications (United States),                      B+                              $ 27,500
                Senior Notes, 9.875%, Due 03/01/2007

  50,000        Century Communications (United States),                       BB-                               54,625
                Senior Notes, 8.875%, Due 01/15/2007

  50,000        Chesapeake Energy Corporation (United States),                B           2001 @ 104.560        44,750
                Company Guarantee, 9.125%, Due 04/15/2006

  50,000        Coca-Cola Femsa SA (Mexico),                                  BB+                               50,750
                Notes, 8.95%, Due 11/01/2006

  50,000        Cole National Group, Inc. (United States), Senior             B+          2002 @ 104.310        50,750
                Subordinate Notes, 8.625%, Due 08/15/2007

  50,000        Columbia/HCA Healthcare Corporation (United                   BBB                               49,688
                States), Notes, 7.25%, Due 05/20/2008

  25,000        HMH Properties (United States), Company                       BB          2003 @ 103.985        24,875
                Guarantee, 7.875%, Due 08/01/2008

  25,000        Paging Network (United States), Senior                        B           2000 @ 105.060        26,125
                Subordinate Notes, 10.125%, Due 08/01/2007

  25,000        Revlon Inc. (United States), Senior Subordinate               B-          2003 @ 104.313        24,937
                Notes, 8.625%, Due 02/01/2008

  50,000        Ryland Group (United States), Senior Subordinate              B+          2003 @ 104.125        44,250
                Notes, 8.25%, Due 04/01/2008

  50,000        Transportacion Martima ADS (Mexico),                          BB-                               44,250
                Senior Notes, 10.00%, Due 11/15/2006

  50,000        Unisys Corporation (United States),                           BB-         2003 @ 103.938        52,750
                Senior Notes, 7.875%, Due 04/01/2008

_________                                                                                                     _________
$500,000                                                                                                     $495,250
=========                                                                                                     =========
______________

See "Notes to Portfolio" on page 32.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 312


We have audited the accompanying statement of net assets, including the portfolio, of FT 312, comprised of The First Trust Corporate Income Trust (High Yield), Intermediate Series 15, as of the opening of business on November 25, 1998. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on November 25, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 312, comprised of The First Trust Corporate Income Trust (High Yield), Intermediate Series 15, at the opening of business on November 25, 1998 in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


Chicago, Illinois
November 25, 1998

                                                  Statement of Net Assets

                     THE FIRST TRUST CORPORATE INCOME TRUST (HIGH YIELD),
                                                   INTERMEDIATE SERIES 15
                                                                   FT 312
                                        At the Opening of Business on the
                                Initial Date of Deposit-November 25, 1998


NET ASSETS
Delivery statements relating to Sponsor's contracts to purchase bonds (1)(2)                                  $495,250
Accrued interest on underlying bonds (2)(3)                                                                      7,666
                                                                                                              ________
                                                                                                               502,916
Less accrued organizational and offering costs (4)                                                              (1,075)
Less distributions payable (3)                                                                                  (7,666)
                                                                                                              ________
Net assets                                                                                                    $494,175
                                                                                                              ========
Outstanding units                                                                                               50,000


ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                         $518,586
Less gross commissions (5)                                                                                     (23,336)
Less estimated organizational and offering costs (4)                                                            (1,075)
                                                                                                              ________
Net assets                                                                                                    $494,175
                                                                                                              ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) The aggregate offering price of the Bonds in the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.

(2) Pursuant to delivery statements relating to contracts to purchase Bonds, an irrevocable letter of credit has been deposited in the Trust as collateral. The amount of available letter of credit and the amount expected to be utilized for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the Bonds to be purchased, (b) accrued interest on those Bonds to the Initial Date of Deposit, and (c) accrued interest on those Bonds from the Initial Date of Deposit to the expected dates of delivery of the Bonds.

                                                                                                                Accrued
                                                                                Aggregate       Accrued         Interest to
                                                     Letter of Credit           Offering        Interest to     Expected
                                                                To be           Price of        Date of         Dates of
Trust                                           Available       Utilized        Bonds           Deposit         Delivery
_____                                           _________       ________        _________       ___________     ___________
The First Trust Corporate Income Trust
   (High Yield), Intermediate Series 15         $600,000        $503,522        $495,250        $7,666          $ 606


(3) The Trustee will advance to the Trust the amount of net interest accrued to December 1, 1998, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.



(4) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, consists of Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $.0215 per Unit, based upon the expected number of Units of the Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period may differ from that set forth above.



(5) The aggregate cost to investors and the aggregate gross underwriting commissions of 4.5% are computed assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"


                           NOTES TO PORTFOLIO

The following Notes to Portfolio pertain to the information contained in the Trust Portfolio on page 29.


(1) Sponsor's contracts to purchase Bonds were entered into on November 24, 1998. All contracts to purchase Bonds are expected to be settled on or prior to December 1, 1998 unless otherwise indicated.


Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:

                                                Aggregate                                                       Annual
                                                Offering        Cost of         Profit Or                       Interest
                                                Price of        Bonds to        (Loss) to       Bid Price       Income
Trust                                           Bonds           Sponsor         Sponsor         of Bonds        to Trust
_____                                           _________       ________        _________       _________       ________
The First Trust Corporate Income Trust
    (High Yield), Intermediate Series 15        $495,250        $495,250        $ 0             $492,750        $43,600

Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Offering and Bid Prices of Bonds were determined by Muller Data Corporation.

(2) Rating by Standard & Poor's. Such ratings were obtained from a corporate bond information reporting service.

(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years. Certain of the Bonds may also be redeemed in whole or in part other than by operation of the stated redemption provisions under certain circumstances specified in the instruments setting forth the terms and provisions of such Bonds. Such redemption provisions may result in a redemption price less than the value of the Bonds on the Initial Date of Deposit. Redemption pursuant to call provisions generally will occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared to the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The Estimated Current Return and the Estimated Long-Term Return in this event may be affected by such redemptions.

                      DESCRIPTION OF BOND RATINGS*

Standard & Poor's. A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular in-

_______________

* As published by the rating companies.

vestor. The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.    Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

Moody's. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat large than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

Baa - Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con.(- - -) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or
(d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


Fitch, IBCA, Inc. A brief description of the applicable Fitch rating symbols and their meanings follows:


AAA - These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA - These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, which is very strong, is somewhat less than for AAA-rated securities or more subject to possible change over the term of the issue.

A - These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB - These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.

BB - These bonds are considered speculative and of low investment grade. The obligor's ability to pay interest and repay principal is not strong and is considered likely to be affected over time by adverse economic changes.

B - These bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligor's ability to pay interest over the life of the issue and repay principal when due.

A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

CONTENTS:

Summary of Essential Information                          3
The First Trust Corporate Income Trust
    (High Yield), Intermediate Series 15
FT 312:
    What is the FT Series?                                4
    Bond Portfolio Selection                              5
    Risk Factors                                          5
    What are Estimated Long-Term Return and
        Estimated Current Return?                        10
    How is Accrued Interest Treated?                     11
    Are Unit Holders Compensated for Foreign
        Withholding Tax Risks?                           11
    What is the Federal Tax Status of Unit Holders?      12
    Are Investments in the Trust Eligible for
        Retirement Plans?                                15
    What are the Expenses and Charges?                   15
Public Offering:
    How is the Public Offering Price Determined?         17
    How are Units Distributed?                           19
    What are the Sponsor's Profits?                      20
    Will There be a Secondary Market?                    20
Rights of Unit Holders:
    How are Certificates Issued and Transferred?         20
    How are Interest and Principal Distributed?          21
    How Can Distributions to Unit Holders be
        Reinvested?                                      22
    What Reports Will Unit Holders Receive?              22
    How May Units be Redeemed?                           23
    How May Units be Purchased by the Sponsor?           24
    How May Bonds be Removed from the Trust?             24
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  24
    Who is the Trustee?                                  25
    Limitations on Liabilities of Sponsor and Trustee    25
    Who is the Evaluator?                                26
Other Information:
    How May the Indenture be Amended or Terminated?      26
    Legal Opinions                                       26
    Experts                                              26
The First Trust Corporate Income Trust
    (High Yield), Intermediate Series 15                 27
Portfolio                                                29
Report of Independent Auditors                           30
Statement of Net Assets                                  31
Notes to Statement of Net Assets                         31
Notes to Portfolio                                       32
Description of Bond Ratings                              32

                             _______________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND TO WHICH REFERENCE IS HEREBY MADE.

                   FIRST TRUST (registered trademark)

                THE FIRST TRUST CORPORATE INCOME TRUST
                      (HIGH YIELD), INTERMEDIATE
                              SERIES 15

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132


                            November 25, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

               CONTENTS OF REGISTRATION STATEMENT



     A.     BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



     B.     THIS  REGISTRATION  STATEMENT  ON  FORM  S-6
            COMPRISES    THE   FOLLOWING   PAPERS    AND
            DOCUMENTS:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1
                           SIGNATURES

     The Registrant, FT 312, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Combined Series 248; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust, Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 312, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 25, 1998.

                              FT 312

                              By   NIKE SECURITIES L.P.
                                   Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President




                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen  Director             )
                      of Nike Securities   )
                      Corporation, the     ) November 25, 1998
                      General Partner of   )
                      Nike Securities L.P. )
                                           )
                                           )
David J. Allen        Director of Nike     ) Robert M. Porcellino
                      Securities           ) Attorney-in-Fact**
                      Corporation, the     )
                      General Partner      )
                      of Nike Securities L.P.



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated November 25, 1998 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-63693) and related Prospectus of FT 312.



                                               ERNST & YOUNG LLP


Chicago, Illinois
November 25, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


               CONSENT OF MULLER DATA CORPORATION

     The consent of Muller Data Corporation to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.




                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 24 and certain subsequent Series effective January 23, 1992 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio
         Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-45903] filed on behalf
         of   The   First   Trust   Special   Situations   Trust,
         Series 24).

1.1.1 Form of Trust Agreement for FT 312 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, Muller Data Corporation, as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of Muller Data Corporation.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).




                               S-6